Exhibit 99.2

Qifu Technology, Inc.

(A company incorporated in the Cayman Islands with limited liability)

(NASDAQ: QFIN and HKEX: 3660)

NOTICE OF ANNUAL GENERAL MEETING

to be held on June 30, 2023

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (“AGM”) of Qifu Technology, Inc. (the “Company”) will be held at 13/F Lujiazui Finance Plaza, No. 1217 Dongfang Road, Pudong New Area, Shanghai 200122, People’s Republic of China at 9:30 a.m. on June 30, 2023 (Beijing time), and at any adjourned or postponed meeting thereof, for the purposes to consider and, if thought fit, pass each of the following resolutions:

1.	As an ordinary resolution, THAT, Deloitte Touche Tohmatsu Certified Public Accountants LLP shall be re-appointed as the auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2023;

2.	As an ordinary resolution, THAT, Ms. Jiao Jiao shall be re-elected as a director of the Company at this annual general meeting and retain office until her retirement pursuant to the Company’s memorandum and articles of association; and

3.	As an ordinary resolution, THAT, Mr. Fan Zhao shall be re-elected as a director of the Company at this annual general meeting and retain office until his retirement pursuant to the Company’s memorandum and articles of association.

SHARE RECORD DATE AND ADS RECORD DATE

The board of directors of the Company (the “Board”) has fixed the close of business on May 30, 2023 (Hong Kong time) as the record date (the “Share Record Date”) of the Company’s Class A ordinary shares with a par value US$0.00001 each (the “Class A Ordinary Shares”). In order to be eligible to vote and attend the AGM, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong share registrar, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, no later than 4:30 p.m. on May 30, 2023 (Hong Kong time). Holders of the Company’s Class A Ordinary Shares (as of the Share Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof.

Holders of the American depositary shares (“ADSs”) as of the close of business on May 30, 2023 (New York time) (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Class A Ordinary Shares represented by their ADSs must give voting instructions directly to The Bank of New York Mellon, the depositary of the ADSs, if ADSs are held on the books and records of The Bank of New York Mellon, or indirectly through a bank, brokerage or other securities intermediary if ADSs are held by any of them on behalf of holders, as the case may be.

ATTENDING THE AGM

Only holders of record of Class A Ordinary Shares as of the Share Record Date are entitled to attend and vote at the AGM. In order to prevent the spread of COVID-19 and to safeguard the health and safety of shareholders, the Company may implement certain precautionary measures at the AGM. All officers and agents of the Company reserve the right to refuse any person entry to the AGM venue, or to instruct any person to leave the AGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Class A Ordinary Shares as of the Share Record Date may appoint a proxy to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to directly instruct The Bank of New York Mellon, the depositary of the ADSs, if ADSs are held by holders on the books and records of The Bank of New York Mellon, or instruct a holder’s bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders, as the case may be, as to how to vote the Class A Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) which is available on our website at https://ir.qifu.tech.

Holders of record of the Company’s Class A Ordinary Shares on the Company’s register of members as of the Share Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Class A Ordinary Shares) or your voting instructions directly to The Bank of New York Mellon if your ADSs are held on the books and records of The Bank of New York Mellon, or to your bank, brokerage or other securities intermediary if your ADSs are held by any of them on your behalf, as the case may be (for holders of ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 9:30 a.m., Hong Kong time, on June 28, 2023 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM, and The Bank of New York Mellon must receive your voting instructions by no later than 12:00 p.m., New York time, on June 22, 2023 to enable the votes attaching to the underlying Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

ANNUAL REPORT

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at https://ir.qifu.tech, the HKEX’s website at www.hkexnews.hk or from the SEC’s website at www.sec.gov. or by contacting Investor Relations Department of the Company via email at ir@360shuke.com.

By Order of the Board,
Qifu Technology, Inc.

/s/ Alex Zuoli Xu
Alex Zuoli Xu
Director and Chief Financial Officer

Shanghai, China

May 12, 2023

Registered Office:	Principal Executive Offices in China:
PO Box 309, Ugland House,	7/F Lujiazui Finance Plaza
Grand Cayman, KY1-1104	No. 1217 Dongfang Road
Cayman Islands	Pudong New Area, Shanghai 200122
People’s Republic of China